Interim Condensed Consolidated Financial Statements of

CGI GROUP INC.

For the three months ended December 31, 2016 and 2015
(unaudited)

Interim Consolidated Statements of Earnings
For the three months ended December 31
(in thousands of Canadian dollars, except per share data) (unaudited)

	2016	2015
	$	$
Revenue	2,675,719	2,683,677
Operating expenses
Costs of services, selling and administrative	2,276,704	2,298,027
Integration-related costs (Note 6)	3,105	—
Restructuring costs	—	29,100
Net finance costs	18,520	20,113
Foreign exchange loss	2,354	1,526
	2,300,683	2,348,766
Earnings before income taxes	375,036	334,911
Income tax expense	99,385	97,198
Net earnings	275,651	237,713
Earnings per share (Note 5C)
Basic earnings per share	0.91	0.77
Diluted earnings per share	0.89	0.75

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2016 and 2015    1

Interim Consolidated Statements of Comprehensive Income
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	2016	2015
	$	$
Net earnings	275,651	237,713
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized (losses) gains on translating financial statements of foreign operations	(107,262)	116,979
Net gains (losses) on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations	11,703	(48,188)
Net unrealized (losses) gains on cash flow hedges	(4,285)	1,325
Net unrealized losses on available-for-sale investments	(1,833)	(424)
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement (losses) gains on defined benefit plans	(3,289)	15,473
Other comprehensive (loss) income	(104,966)	85,165
Comprehensive income	170,685	322,878

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2016 and 2015    2

Interim Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)

	As at December 31, 2016	As at September 30, 2016
	$	$
Assets
Current assets
Cash and cash equivalents	313,909	596,529
Accounts receivable	1,224,525	1,101,606
Work in progress	900,438	935,496
Current derivative financial instruments (Note 9)	20,829	22,226
Prepaid expenses and other current assets	152,217	170,393
Income taxes	11,870	7,876
Total current assets before funds held for clients	2,623,788	2,834,126
Funds held for clients	397,919	369,530
Total current assets	3,021,707	3,203,656
Property, plant and equipment	436,749	439,293
Contract costs	220,247	211,018
Intangible assets	518,794	509,781
Other long-term assets	82,023	86,970
Long-term financial assets	154,473	129,383
Deferred tax assets	151,153	179,898
Goodwill	6,950,734	6,933,333
	11,535,880	11,693,332

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,141,285	1,107,863
Accrued compensation	524,602	523,553
Current derivative financial instruments (Note 9)	2,508	4,517
Deferred revenue	419,219	390,367
Income taxes	186,112	159,410
Provisions	32,752	34,924
Current portion of long-term debt	78,452	192,036
Total current liabilities before clients’ funds obligations	2,384,930	2,412,670
Clients’ funds obligations	396,047	365,994
Total current liabilities	2,780,977	2,778,664
Long-term provisions	35,340	40,454
Long-term debt	1,722,162	1,718,939
Other long-term liabilities	191,320	244,307
Long-term derivative financial instruments (Note 9)	38,751	46,473
Deferred tax liabilities	201,789	183,579
Retirement benefits obligations	207,341	216,308
	5,177,680	5,228,724

Equity
Retained earnings	3,781,156	3,778,848
Accumulated other comprehensive income (Note 4)	199,162	304,128
Capital stock (Note 5A)	2,211,299	2,194,731
Contributed surplus	166,583	186,901
	6,358,200	6,464,608
	11,535,880	11,693,332

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2016 and 2015    3

Interim Consolidated Statements of Changes in Equity
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2016	3,778,848	304,128	2,194,731	186,901	6,464,608

Net earnings	275,651	—	—	—	275,651
Other comprehensive loss	—	(104,966)	—	—	(104,966)
Comprehensive income (loss)	275,651	(104,966)	—	—	170,685
Share-based payment costs	—	—	—	9,632	9,632
Income tax impact associated with stock options	—	—	—	(2,198)	(2,198)
Exercise of stock options (Note 5A)	—	—	31,801	(5,687)	26,114
Exercise of performance share units (“PSUs”) (Note 5A)	—	—	23,666	(23,666)	—
Repurchase of Class A subordinate shares (Note 5A)	(273,343)	—	(41,344)	—	(314,687)
Resale of Class A subordinate shares held in trust (Note 5A)	—	—	2,445	1,601	4,046
Balance as at December 31, 2016	3,781,156	199,162	2,211,299	166,583	6,358,200

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2015	3,057,578	598,226	2,254,245	172,120	6,082,169

Net earnings	237,713	—	—	—	237,713
Other comprehensive income	—	85,165	—	—	85,165
Comprehensive income	237,713	85,165	—	—	322,878
Share-based payment costs	—	—	—	13,387	13,387
Income tax impact associated with stock options	—	—	—	9,141	9,141
Exercise of stock options (Note 5A)	—	—	52,065	(10,087)	41,978
Exercise of “PSUs” (Note 5A)	—	—	21,250	(21,250)	—
Repurchase of Class A subordinate shares (Note 5A)	(7,558)	—	(1,574)	—	(9,132)
Purchase of Class A subordinate shares held in trust (Note 5A)	—	—	(21,795)	—	(21,795)
Balance as at December 31, 2015	3,287,733	683,391	2,304,191	163,311	6,438,626

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2016 and 2015    4

Interim Consolidated Statements of Cash Flows
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	2016	2015
	$	$
Operating activities
Net earnings	275,651	237,713
Adjustments for:
Amortization and depreciation	89,319	101,859
Deferred income taxes	32,476	35,396
Foreign exchange loss	1,372	1,144
Share-based payment costs	9,632	13,387
Net change in non-cash working capital items (Note 7)	(58,796)	(61,290)
Cash provided by operating activities	349,654	328,209

Investing activities
Business acquisitions (Note 6)	(150,897)	(4,000)
Purchase of property, plant and equipment	(30,395)	(31,037)
Additions to contract costs	(26,166)	(18,403)
Additions to intangible assets	(23,790)	(22,514)
Purchase of long-term investments	(3,974)	(9,940)
Proceeds from sale of long-term investments	—	1,999
Payments received from long-term receivables	—	164
Cash used in investing activities	(235,222)	(83,731)

Financing activities
Increase of long-term debt	6,251	18,002
Repayment of long-term debt	(120,373)	(21,014)
Repayment of debt assumed in business acquisition	(6,290)	—
Purchase of Class A subordinate shares held in trust (Note 5A)	—	(21,795)
Resale of Class A subordinate shares held in trust (Note 5A)	4,046	—
Repurchase of Class A subordinate shares (Note 5A)	(302,610)	(18,598)
Issuance of Class A subordinate shares	25,196	41,865
Cash used in financing activities	(393,780)	(1,540)
Effect of foreign exchange rate changes on cash and cash equivalents	(3,272)	4,154
Net (decrease) increase in cash and cash equivalents	(282,620)	247,092
Cash and cash equivalents, beginning of period	596,529	305,262
Cash and cash equivalents, end of period	313,909	552,354

Supplementary cash flow information (Note 7).

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2016 and 2015    5

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.Description of business
CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology (“IT”) services as well as business process services (“BPS”) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business functions (“outsourcing”), systems integration and consulting, as well as the sale of software solutions. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.
2.Basis of preparation
These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, “Summary of significant accounting policies”, of the Company’s consolidated financial statements for the year ended September 30, 2016. The accounting policies were consistently applied to all periods presented.
These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2016.
The Company’s interim condensed consolidated financial statements for the three months ended December 31, 2016 and 2015 were authorized for issue by the Board of Directors on February 1st, 2017.
3.Changes in accounting policies
FUTURE ACCOUNTING STANDARD CHANGES
The following standards have been issued but are not yet effective:
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and other revenue related Interpretations. The standard will be effective on October 1, 2018 for the Company, with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
IFRS 9 - Financial Instruments
In July 2014, the IASB amended IFRS 9, “Financial Instruments”, to bring together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard supersedes all previous versions of IFRS 9 and will be effective on October 1, 2018 for the Company, with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16, “Leases”, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease contract. The standard supersedes IAS 17, "Leases", and other lease related Interpretations. The standard will be effective on October 1, 2019 for the Company with earlier application permitted only if IFRS 15 “Revenue from Contracts with Customers” is also applied. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2016 and 2015    6

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

4.Accumulated other comprehensive income

	As at December 31, 2016	As at September 30, 2016
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $67,072 as at December 31, 2016 ($69,777 as at September 30, 2016)	729,794	837,056
Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $69,458 as at December 31, 2016 ($72,490 as at September 30, 2016)	(455,096)	(466,799)
Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $7,083 as at December 31, 2016 ($8,876 as at September 30, 2016)	9,646	13,931
Net unrealized gains on available-for-sale investments, net of accumulated income tax expense of $493 as at December 31, 2016 ($965 as at September 30, 2016)	1,114	2,947
Items that will not be reclassified subsequently to net earnings:
Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $23,323 as at December 31, 2016 ($25,160 as at September 30, 2016)	(86,296)	(83,007)
	199,162	304,128
For the three months ended December 31, 2016, $3,523,000 of the net unrealized gains previously recognized in other comprehensive income, net of income tax expense of $2,062,000, were reclassified to net earnings for derivative financial instruments designated as cash flow hedges.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2016 and 2015    7

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.Capital stock, share-based payments and earnings per share

A)	CAPITAL STOCK

	Class A subordinate shares		Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2016	271,956,913	2,148,898	32,852,748	45,833	304,809,661	2,194,731
Issued upon exercise of stock options[1]	977,597	31,801	—	—	977,597	31,801
PSUs exercised[2]	—	23,666	—	—	—	23,666
Repurchased and cancelled[3]	(4,897,700)	(39,745)	—	—	(4,897,700)	(39,745)
Repurchased and not cancelled[3]	—	(1,599)	—	—	—	(1,599)
Resale of shares held in trust[4]	—	2,445	—	—	—	2,445
As at December 31, 2016	268,036,810	2,165,466	32,852,748	45,833	300,889,558	2,211,299

[1]
The carrying value of Class A subordinate shares includes $5,687,000 ($10,087,000 as at December 31, 2015), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[2]
During the three months ended December 31, 2016, 659,640 PSUs (969,241 during the three months ended December 31, 2015) were exercised with a recorded value of $23,666,000 ($21,250,000 during the three months ended December 31, 2015) that was removed from contributed surplus. As at December 31, 2016, 468,668 Class A subordinate shares were held in trust under the PSU plan (1,192,308 as at December 31, 2015) (Note 5B).

[3]
On January 27, 2016, the Company’s Board of Directors authorized the renewal of the Normal Course Issuer Bid (“NCIB”) for the purchase of up to 21,425,992 Class A subordinate shares for cancellation on the open market through the Toronto Stock Exchange (“TSX”). The Class A subordinate shares are available for purchase commencing February 11, 2016 until no later than February 3, 2017, or on such earlier date when the Company completes its purchases or elects to terminate the bid. On February 1, 2017, the Company’s Board of Directors authorized the renewal of the NCIB for the purchase of up to 21,190,564 Class A subordinate shares over the next twelve months, subject to regulatory approval.

During the three months ended December 31, 2016, the Company repurchased 5,094,500 Class A subordinate shares under the current NCIB for cash consideration of $314,687,000 and the excess of the purchase price over the carrying value in the amount of $273,343,000 was charged to retained earnings. Of the repurchased Class A subordinate shares, 196,800 shares with a carrying value of $1,599,000 and a purchase value of $12,077,000 were held by the Company and were paid and cancelled subsequent to December 31, 2016.
During the three months ended December 31, 2015, the Company repurchased 192,500 Class A subordinate shares under the previous NCIB for cash consideration of $9,132,000 and the excess of the purchase price over the carrying value in the amount of $7,558,000 was charged to retained earnings. In addition, 200,000 of repurchased Class A subordinate shares with a carrying value of $1,631,000 and a purchase value of $9,466,000 were held by the Company, from previous period, and were paid and cancelled during the three months ended December 31, 2015.

[4]
The trustee, in accordance with the terms of the PSU plan and a Trust Agreement, did not purchase Class A subordinate shares of the Company on the open market during the three months ended December 31, 2016 (441,722 Class A subordinate shares for $21,795,000 during the three months ended December 31, 2015). In addition, during the three months ended December 31, 2016, the trustee resold 64,000 Class A subordinate shares that were held in trust on the open market in accordance with the terms of the PSU plan (nil during the three months ended December 31, 2015). The excess of proceeds over the carrying value of the Class A subordinate shares, in the amount of $1,601,000, resulted in an increase of contributed surplus.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2016 and 2015    8

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.Capital stock, share-based payments and earnings per share (continued)
B) SHARE-BASED PAYMENTS

i)	Stock options
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.
The following table presents information concerning the number of outstanding stock options granted by the Company:

Outstanding as at September 30, 2016	16,623,619
Granted	151,000
Exercised	(977,597)
Forfeited	(2,034,619)
Expired	(500)
Outstanding as at December 31, 2016	13,761,903
The weighted average fair value of stock options granted during the three months ended December 31 and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	2016	2015
Grant date fair value ($)	13.44	11.11
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	25.44	24.94
Risk-free interest rate (%)	0.74	0.85
Expected life (years)	4.00	4.00
Exercise price ($)	63.15	52.71
Share price ($)	63.15	52.71

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock options.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2016 and 2015    9

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.Capital stock, share-based payments and earnings per share (continued)
B) SHARE-BASED PAYMENTS (CONTINUED)

ii)	Performance share units
Under the PSU plan, the Board of Directors may grant PSUs to senior executives and other key employees (“participants”) which entitle them to receive one Class A subordinate share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.
Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a structured entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 5A).
The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2016	1,192,308
Granted[1]	221,000
Exercised	(659,640)
Forfeited	(285,000)
Outstanding as at December 31, 2016	468,668
1 The PSUs granted in the period had a grant date fair value of $62.49 per unit.
C) EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share for the three months ended December 31:

	2016			2015
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	275,651	303,179,061	0.91	237,713	307,714,593	0.77
Net effect of dilutive stock options and PSUs[2]		6,104,420			8,530,264
	275,651	309,283,481	0.89	237,713	316,244,857	0.75

[1]
During the three months ended December 31, 2016, 5,094,500 Class A subordinate shares repurchased and 468,668 Class A subordinate shares held in trust were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (192,500 and 1,192,308, respectively, during the three months ended December 31, 2015).

[2]
The calculation of the diluted earnings per share excluded 3,753,000 stock options for the three months ended December 31, 2016 (3,997,594 for the three months ended December 31, 2015), as they were anti-dilutive.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2016 and 2015    10

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.Investments in subsidiaries
On November 3, 2016, the Company acquired all the units of Collaborative Consulting, LLC ("Collaborative Consulting"), a system integration and consulting company headquartered in Boston, Massachusetts, for a total cash consideration of $150,897,000 paid from cash on hand. The purchase price is mainly allocated to the goodwill, which is deductible for tax purposes. Collaborative Consulting is expected to enhance and accelerate CGI’s position as a provider of digital transformation services.
In connection with the acquisition of Collaborative Consulting, the Company expensed $3,105,000 related to integration costs during the three months ended December 31, 2016. The integration costs mainly include provisions related to the termination of certain employees, as well as leases for premises which the Company vacated.
7.Supplementary cash flow information
a)Net change in non-cash working capital items is as follows for the three months ended December 31:

	2016	2015
	$	$
Accounts receivable	(132,126)	(55,030)
Work in progress	32,419	(23,388)
Prepaid expenses and other assets	19,383	(5,609)
Long-term financial assets	(1,545)	(2,976)
Accounts payable and accrued liabilities	17,375	46,307
Accrued compensation	7,273	(49,231)
Deferred revenue	(16,092)	20,226
Provisions	(5,656)	(13,319)
Long-term liabilities	(3,145)	1,834
Retirement benefits obligations	(5,245)	(1,316)
Derivative financial instruments	922	(1,733)
Income taxes	27,641	22,945
	(58,796)	(61,290)
b)Net interest paid and income taxes paid are classified within operating activities and are as follows for the three months ended December 31:

	2016	2015
	$	$
Net interest paid	16,239	17,690
Income taxes paid	38,727	36,091
c)    Cash and cash equivalents consisted entirely of unrestricted cash as at December 31, 2016 and September 30, 2016.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2016 and 2015    11

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.Segmented information
The following tables present information on the Company’s operations which are managed through the following seven operating segments referred to as our Strategic Business Units, namely: United States of America (“U.S.”); Nordics; Canada; France (including Luxembourg and Morocco) (“France”); United Kingdom (“U.K.”); Eastern, Central and Southern Europe (primarily Netherlands and Germany) (“ECS”); and Asia Pacific (including Australia, India and the Philippines) (“Asia Pacific”).
The operating segments reflect the current management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business.

			For the three months ended December 31, 2016
	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	709,253	413,642	393,515	376,568	347,552	292,537	142,652	2,675,719
Earnings before integration-related costs, net finance costs and income tax expense[1]	114,707	45,373	87,405	46,941	50,381	21,936	29,918	396,661
Integration-related costs								(3,105)
Net finance costs								(18,520)
Earnings before income taxes								375,036

[1]
Total amortization and depreciation of $88,989,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments is $24,603,000, $11,933,000, $14,440,000, $7,995,000, $14,911,000, $9,662,000 and $5,445,000, respectively, for the three months ended December 31, 2016.

			For the three months ended December 31, 2015
	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	716,008	436,813	382,899	344,820	365,328	308,762	129,047	2,683,677
Earnings before restructuring costs, net finance costs and income tax expense[1]	109,728	48,975	80,132	45,629	44,791	34,016	20,853	384,124
Restructuring costs								(29,100)
Net finance costs								(20,113)
Earnings before income taxes								334,911

[1]
Total amortization and depreciation of $101,664,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments is $23,212,000, $17,733,000, $15,485,000, $8,324,000, $20,212,000, $11,499,000 and $5,199,000, respectively, for the three months ended December 31, 2015.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 3) of the Company’s consolidated financial statements for the year ended September 30, 2016. Intersegment revenue is priced as if the revenue was from third parties.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2016 and 2015    12

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.Financial instruments
FAIR VALUE
All financial instruments are initially measured at their fair values. Subsequently, financial assets classified as loans and receivables and financial liabilities classified as other liabilities are measured at their amortized cost using the effective interest rate method. Financial assets and liabilities classified as fair value through earnings (“FVTE”) and classified as available-for-sale are measured subsequently at their fair values.
The Company has made the following classifications:
FVTE
Cash and cash equivalents and derivative financial instruments (unless they qualify for hedge accounting). In addition, deferred compensation plan assets within long-term financial assets were designated by management as FVTE upon initial recognition as this reflected management's investment strategy.
Loans and receivables
Trade accounts receivable, cash included in funds held for clients and long-term receivables within long-term financial assets.
Available-for-sale
Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.
Other liabilities
Accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.
FAIR VALUE HIERARCHY
Fair value measurements recognized in the balance sheet are categorized in accordance with the following levels:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and
Level 3: inputs for the asset or liability that are not based on observable market data.
FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Valuation techniques used to value financial instruments are as follows:

-
The fair value of Senior U.S. and euro unsecured notes and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-
The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm's-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-
The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows;

-	The fair value of cash and cash equivalents is determined using observable quotes.
There were no changes in valuation techniques during the three months ended December 31, 2016.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2016 and 2015    13

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table presents financial liabilities measured at amortized cost categorized using the fair value hierarchy:

		As at December 31, 2016		As at September 30, 2016
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Financial liabilities for which fair value is disclosed
Other liabilities
Senior U.S. and euro unsecured notes	Level 2	1,639,164	1,722,245	1,733,036	1,855,143
Other long-term debt	Level 2	28,906	27,935	24,562	22,843
		1,668,070	1,750,180	1,757,598	1,877,986

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at December 31, 2016	As at September 30, 2016
		$	$
Financial assets
Financial assets at fair value through earnings
Cash and cash equivalents	Level 2	313,909	596,529
Deferred compensation plan assets	Level 1	44,813	42,139
		358,722	638,668
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	20,829	22,226
Long-term derivative financial instruments	Level 2	68,624	49,759
		89,453	71,985
Available-for-sale
Long-term bonds included in funds held for clients	Level 2	198,961	195,976
Long-term investments	Level 2	31,230	27,246
		230,191	223,222
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	2,508	4,517
Long-term derivative financial instruments	Level 2	38,751	46,473
		41,259	50,990
There were no transfers between Level 1 and Level 2 during the three months ended December 31, 2016.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2016 and 2015    14

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table summarizes the fair value of outstanding derivative financial instruments:

	Recorded in	As at December 31, 2016	As at September 30, 2016
		$	$
Hedges on net investments in foreign operations
$831,400 cross-currency swap in euro designated as a hedging instrument of the Company’s net investment in European operations ($831,400 as at September 30, 2016)	Long-term assets	59,740	31,603

Cash flow hedges on future revenue

U.S.$22,875 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (U.S.$31,033 as at September 30, 2016)	Current assets	2,537	3,358
	Current liabilities	—	58

$105,200 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($116,700 as at September 30, 2016)	Current assets	10,939	11,935
	Long-term assets	8,884	7,429

kr41,625 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Swedish krona and the Indian rupee (kr55,500 as at September 30, 2016)	Current assets	1,501	1,463

€6,675 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Indian rupee (€8,900 as at September 30, 2016)	Current assets	929	376

£11,400 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the British pound and the Indian rupee (£15,200 as at September 30, 2016)	Current assets	4,923	5,094

€43,525 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the British pound (€52,700 as at September 30, 2016)	Current liabilities	2,198	3,626
	Long-term liabilities	77	350

€6,225 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Moroccan dirham (€8,300 as at September 30, 2016)	Current liabilities	221	710

€6,225 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Czech koruna (€8,300 as at September 30, 2016)	Current liabilities	89	123

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2016 and 2015    15

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)

	Recorded in	As at December 31, 2016	As at September 30, 2016
		$	$
Cash flow hedges on Senior U.S. unsecured notes
U.S.$600,000 cross-currency swaps to Canadian dollar (U.S.$600,000 as at September 30, 2016)	Long-term liabilities	36,177	46,123

Fair value hedges on Senior U.S. unsecured notes
U.S.$250,000 interest rate swaps fixed-to-floating (U.S.$250,000 as at September 30, 2016)	Long-term assets	—	10,727
	Long-term liabilities	2,497	—

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2016 and 2015    16